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                                    ADDENDUM
                                       TO
                            STOCK ISSUANCE AGREEMENT

                  The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Issuance Agreement dated 2~ (the "Issuance Agreement") by and between Infoseek Corporation (the "Corporation") and 1~ ("Participant") evidencing the stock issuance granted on such date to Participant under the terms of the Corporation's 1996 Stock Option/Stock Issuance Plan, and such provisions shall be effective immediately. All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to them in the Issuance Agreement.

                        INVOLUNTARY TERMINATION FOLLOWING
                              CORPORATE TRANSACTION

                  1. Should there occur an Involuntary Termination of Participant's Service within twelve (12) months following a Corporate Transaction in which the Corporation's Repurchase Rights are assigned to the successor corporation, the Repurchase Right shall terminate automatically an all the Purchased Shares shall vest in full.

                  2. For purposes of this Addendum, an INVOLUNTARY TERMINATION shall mean the termination of Participant's Service by reason of:

                           (i) Participant's involuntary dismissal or discharge by the Corporation for reasons other than Misconduct, or

                           (ii) Participant's voluntary resignation following
         (A) a change in Participant's position with the Corporation (or Parent or Subsidiary employing Participant) which materially reduces Participant's level of responsibility, (B) a reduction in Optionee's level of compensation (including base salary, fringe benefits and participation in any corporate-performance based bonus or incentive programs) by more than fifteen percent (15%) or (C) a relocation of Participant's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without Participant's consent.

                  3. For purposes of this Addendum, MISCONDUCT shall mean the commission of any act of fraud, embezzlement or dishonesty by the Optionee or Participant, any unauthorized use or disclosure by such person of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any other intentional misconduct by such person adversely affecting the business or affairs of the Corporation (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Corporation (or any Parent or Subsidiary) may consider as grounds for the dismissal or discharge of any Optionee, Participant or other
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person in the Service of the Corporation (or any Parent or Subsidiary).

                  4. The provisions of Paragraph 1 of this Addendum shall govern the period for which the Option (or the replacement grant) is to remain exercisable following the Involuntary Termination of Optionee's Service within twelve (12) months after the Corporate Transaction in which the Option is assumed or replaced and shall supersede any provisions to the contrary in Paragraph 5 of the Option Agreement.

                  IN WITNESS WHEREOF, Infoseek Corporation has caused this Addendum to be executed by its duly-authorized officer, and Optionee has executed this Addendum, all as of the Effective Date specified below.

                                            INFOSEEK CORPORATION

                                            By:________________________________

                                            Title:_____________________________


                                            ___________________________________
                                            1~, OPTIONEE


EFFECTIVE DATE: __________________, 199

                                       2.